UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒    Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2021
or
☐    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number 1-3560
________________________________

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLATFELTER 401K SAVINGS PLAN

B.Name of issuer of the securities held pursuant to the plan the address of the principal executive office:

4350 Congress Street, Suite 600
Charlotte, North Carolina 28209

GLATFELTER 401(k)
SAVINGS PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2021 AND 2020

GLATFELTER 401(k) SAVINGS PLAN
TABLE OF CONTENTS
DECEMBER 31, 2021 AND 2020

    PAGE NO.
INDEPENDENT AUDITORS’ REPORT    1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits    2
Statements of Changes in Net Assets Available for Benefits    3
Notes to Financial Statements    4 - 10
SUPPLEMENTARY INFORMATION
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)    11 - 12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Investment Committee and Participants of the Glatfelter 401(k) Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Glatfelter 401(k) Savings Plan (the Plan) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Insero & Co. CPAs, LLP
Certified Public Accountants

We have served as the Plan's auditor since the year ended December 31, 2017.

Rochester, New York
June 21, 2022

GLATFELTER 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020
Assets
Investments at Fair Value
Money Market Funds	$18,441,974	$21,028,493
Mutual Funds	82,493,075	79,498,512
Common Collective Trusts	38,482,458	27,207,980
Unitized Stock Fund	3,215,717	3,328,872
Notes Receivable from Participants	745,939	525,700

Net Assets Available for Benefits	$143,379,163	$131,589,557

See Notes to Financial Statements.

GLATFELTER 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2021	2020
Net Appreciation in Fair Value of Investments	$16,355,518	$12,510,129
Interest and Dividends	2,089,949	1,094,628
Investment Income in Interest in Glatfelter 401(k) Savings and Profit Sharing Master Trust	—	2,219,879
Other Income	385,597	—
Interest on Notes Receivable from Participants	34,089	23,716
Contributions
Participants	1,920,393	1,483,124
Rollovers	12,782,647	737,607
Employer	9,122	673

Total Contributions	14,712,162	2,221,404

Benefits Paid to Participants	(21,713,661)	(14,565,213)
Administrative Expenses	(74,048)	(4,320)
Net Increase In Net Assets	11,789,606	3,500,223
Net Transfers from the Glatfelter 401(k) Savings Plan for Hourly Employees	—	35,913,966
Transfers from the Glatfelter Retirement Plan	—	14,121,629
Net Assets Available for Benefits
Beginning of Year	131,589,557	78,053,739

End of Year	$143,379,163	$131,589,557

See Notes to Financial Statements.

GLATFELTER 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

NOTE 1 - DESCRIPTION OF PLAN

General – The following description of the Glatfelter 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan, as restated effective January 1, 2016, and subsequently amended covers all eligible salaried employees of Glatfelter’s “Corporate Group,” which includes the Charlotte, North Carolina and York, Pennsylvania corporate operations, and its Fort Smith (“FS”) Group, each as defined in the Plan document, (collectively, the “Company”) who have completed 30 days service.

On May 13, 2021, the Company completed the acquisition of Georgia-Pacific’s U.S-based nonwovens business. As a result, approximately 140 employees of the acquired business (“MTH” Group) became eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Merger Effective September 21, 2020, the Glatfelter 401(k) Savings Plan for Hourly Employees (the “Hourly Plan”) merged into the Plan (the “Merger”). The Hourly Plan covered hourly employees of the Company’s Pennsylvania (“PA”) Group and its Ohio (“OH”) Group, each as defined in the Plan document. As a result of the Merger, the Hourly Plan’s accounts and assets totaling approximately $35,913,966 were transferred to the Plan. In addition, the Glatfelter 401(k) Savings and Profit Sharing Master Trust which prior to the merger was comprised of the interests of the Hourly Plan and the Plan was dissolved.

Participation – An employee is eligible to become a participant in the Plan on the first day of the calendar month coinciding with or next following the date eligibility requirements are met.

Contributions – Each year, each participant may contribute, through payroll deductions, up to 50% of their compensation as defined in the Plan document. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant.

Prior to May 31, 2019, the Company provided a matching contribution in an amount equal to 25% of the first 6% of each participant’s payroll deduction contributions for PA and OH employees. For FS employees, the Company contributed a fixed contribution of 3% of eligible earnings and a matching contribution in an amount equal to 50% of the first 6% of the participants payroll deduction.

Effective May 31, 2019, the Company amended the Plan and no longer provides matching contributions. The Company provides a discretionary non-elective contribution to all participants (“Discretionary Contribution”). The discretionary contribution as a percent of eligible wages was 10% in 2021 and 11% in 2020.

Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The Plan also accepts rollover contributions from other qualified defined benefit or defined contribution plans.

Eligible participants may elect to contribute a portion, or all, of any profit-sharing bonus they receive, subject to Internal Revenue Service (“IRS”) mandated maximum contributions, in addition to any payroll deduction savings and Company Discretionary Contributions described above. Participants may change their investment allocations at any time.

Participants may allocate contributions among available investment options. Employer contributions are made in cash and participants choose the investment funds into which these cash contributions are invested. Participants can change their investment allocations at any time; however, no more than 15% of any contributions may be directed into the Glatfelter Stock Fund.

GLATFELTER 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

Replacement Suspense Account – In connection with the 2019 termination of the overfunded Glatfelter Retirement Plan (the “Pension Plan”), the Plan is intended to serve as a qualified replacement plan within the meaning of section 4980(d) of the Code. As such, the Plan established a suspense account (the “Replacement Suspense Account”) and in 2020, transferred $14,121,629, respectively, of reversionary excess Pension Plan Assets into the Replacement Suspense Account. Monies available in the Replacement Suspense Account will be allocated to participant accounts to fund the Discretionary Contributions discussed above in Note 1. During 2021 and 2020, $2,130,344 and $2,044,899, respectively, from the Replacement Suspense Account was used to fund employer discretionary contributions and the balance in the Replacement Suspense Account was $10,340,703 and $12,084,289 at December 31, 2021 and 2020, respectively.

Participant Accounts and Vesting – Participant payroll deduction contributions, rollover contributions, catch-up contributions, and profit sharing deferral contributions are fully vested upon receipt by the Plan. For PA employees, Company matching contributions are subject to a graded vesting schedule through which a participant becomes fully vested after attaining five years of service as follows:

Years of Vesting Service	Vesting Percentage

Less than 2 years	0
2 years	25
3 years	50
4 years	75
5 or more years	100

FS employees become fully vested in matching and fixed employer contributions upon attaining 3 years of service and are 0% vested until that time.

For all participants, the Company Discretionary Contributions are 100% vested after three years.

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) the Plan’s earnings, and (c) an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is equal to the participant’s vested account.

Forfeitures - Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company matching contributions. During 2021, Company contributions were reduced by $227,512 from forfeited non-vested accounts. At December 31, 2021 and 2020, forfeited non-vested accounts totaled $37,747 and $146,392, respectively.

Benefits - Upon retirement, disability or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, but is less than $5,000, in the absence of specific participant direction, the balance will be distributed in a direct rollover to an Individual Retirement Account of the Plan Administrator’s choosing, set up in the name of the participant. If the vested account balance exceeds $5,000, the assets may remain in the Plan until the participant’s normal or early retirement date. However, terminated participants may elect to receive their vested account balance as soon as administratively possible following termination.

In certain instances, participants may withdraw amounts for an immediate and heavy financial hardship that cannot be reasonably met from other resources or upon obtaining age 59 ½.

GLATFELTER 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

As a result of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) which was signed into law on March 27, 2020, qualified individuals were permitted through December 31, 2020 to take a distribution in an amount up to $100,000 without imposition of the 10% early distribution penalty, and this distribution is not subject to the 20% tax withholding rate. In addition, individuals taking this distribution have the option to spread the tax over three years with the ability to recontribute up to the full amount of the distributions within three years and not be subjected to tax as a result.

Notes Receivable from Participants – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, or 50% of the participant’s vested account balance. Notes receivable are secured by the balance in the participant’s account. Interest is payable at rates based on the prime rate plus 100 basis points at the time the borrowing is approved. As of December 31, 2021, interest rates ranged from 4.25% to 6.50% with maturity dates ranging from 2022 to 2034. Terms range from one to five years, or up to 15 years if the note receivable is extended for the purchase of a primary residence. Notes receivable are stated at their unpaid principal plus accrued but unpaid interest.

As a result of the CARES Act, the participant loan limit was temporarily increased to the lesser of $100,000 or 100% of the participant’s vested account balance. This increase was permitted for loans granted from March 27, 2020 through September 23, 2020. In addition, repayments of loans due between March 27, 2020 and December 31, 2020 may be deferred up to one year upon participant request.

Administrative Costs – Administrative costs of the Plan are absorbed by the Company, with certain exceptions. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investments – Investments held in the Plan are stated at fair value. See Note 3 for a discussion of the fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefit payments to participants are recorded when paid.

Investment Fees - Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the fund's investment earnings activity to and thus are not separately identifiable as an expense.

Revenue Credit Account – The Plan has a revenue credit account which is a suspense account funded with excess revenue generated by the Plan. During 2021, the Plan received no revenue credits. During 2020, the Plan received revenue credits of $34,047. These funds may be used to pay plan expenses or allocated to each participant who has an account balance at the time of allocation. During 2021, $9,249 was used to pay plan expenses. During 2020, $70,815, was allocated to participants from the revenue credit account. At December 31, 2021 and 2020, revenue credit accounts totaled $752 and $10,000, respectively.

GLATFELTER 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

NOTE 3 – FAIR VALUE MEASUREMENTS

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1     Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2    Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.

Level 3    Fair value is based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and similar techniques.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Quoted market prices are used to value money market and mutual fund investments. The unitized stock fund is valued at the net value of participation units which are generally valued by the trustee based upon quoted market prices on a recognized securities exchange at the last reported price of the last business day of each year of the underlying assets of the unitized fund, which include common stock of the Company and a money market fund. Common collective trusts and commingled pension funds are valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.

The following tables set forth the Plan’s investments at fair value. Other than investments measured at net asset value, the fair value of all investments are considered Level 1 within the fair value hierarchy:

	December 31, 2021	December 31, 2020
Level 1
Money market funds	$18,441,974	$21,028,493
Mutual funds	82,493,075	79,498,512
Unitized stock fund	3,215,717	3,328,872

Total investments measured at fair value – Level 1	104,150,766	103,855,877

Common collective trusts, at net asset value (a)	38,482,458	27,207,980

Investments at fair value	$142,633,224	$131,063,857

GLATFELTER 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

(a)In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.
NOTE 4 - MASTER TRUST INFORMATION

Prior to the Merger discussed in Note 1 and dissolution of the Master Trust, investments of the Plan were maintained, along with the investments of the Glatfelter 401(k) Savings Plan for Hourly Employees in the Master Trust managed by Fidelity Management Trust Company, the trustee as defined by the Plan ("Trustee").

The Plan’s specific interest in the Master Trust was credited or charged for contributions, transfers and benefit payments relating to its participants. Net appreciation or depreciation in fair value of investments and income from investments was allocated to the Plan based on the Plan’s specific interest in the net assets of the Master Trust.

The following table presents investment income for the Master Trust for the period indicated including investments bought and sold, as well as held during the period.

January 1, 2020 through September 21, 2020

Net appreciation in fair value of investments	$2,975,648
Interest and dividends	618,855

Total investment income	$3,594,503

During 2020, the Plan received an allocation of 62% of the net investment income in the Master Trust. Investment income was allocated to each plan based on the Plan’s specific interest attributed to the underlying assets of the Master Trust.

NOTE 5 - PLAN TERMINATION

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time in whole or in part.

In the event of a complete or partial termination of the Plan, the accounts of all affected participants become fully vested and non-forfeitable. The Trustee will be directed to distribute the assets remaining in the trust fund to or for the exclusive benefit of participants or their beneficiaries in a manner in accordance with ERISA and the terms of the Plan document.

NOTE 6 - TAX STATUS

The Plan obtained a determination letter on April 6, 2017, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving that determination letter. The Plan Administrator and advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan is qualified and the related trust is exempt from taxes as of the financial statement date.

GLATFELTER 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Plan provides participants the election of an investment in Glatfelter’s common stock through the Glatfelter Stock Fund, a unitized company stock fund. As of December 31, 2021 and 2020, the Plan held common stock issued by the Company as follows:

	Years ended December 31,
	2021	2020
Shares of Glatfelter Corporation common stock	181,748	198,305
Fair value	$3,126,066	$3,248,236

For the years ended December 31, 2021 and 2020, recordkeeping and investment management fees are netted against net appreciation and investment income in the interest in the Master Trust in the Statements of Changes in Net Assets Available for Benefits.
The following table sets forth information related to the Plan's investments in Glatfelter Corporation common stock fund.

	Years ended December 31,
	2021	2020
Units of the Glatfelter common stock fund	173,478	195,451
Per-unit price	$18.02	$16.62
Equivalent shares of Glatfelter common stock	181,748	198,305

Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on the participant's investment is based on the value of units, which, in turn, is determined by the market price of Glatfelter common stock and by the interest earned on a percentage of the fund's market value held in a money market fund. Glatfelter common stock held by the Plan as of the end of 2021 and 2020 had a market value of $3,215,717 and $3,328,872, respectively, invested in the unitized stock fund. A percentage of the total market value of the unitized stock fund is held in a money market fund to facilitate daily participant trading.

Certain investments in the Plan are in shares of mutual funds and a money market fund that were managed by an entity related to the Trustee.

In addition, the Plan issues notes receivable to participants, which are secured by balances in the respective participant accounts.

GLATFELTER 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

The above related-party transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.

Purchases made by the Plan or the Master Trust for the investment in the Company’s common stock amounted to $240,522 and $148,577 for the years ended December 31, 2021 and 2020, respectively. Sales made by the Plan or the Master Trust for the investment in the Company’s common stock amounted to $646,799 and $709,765 for the years ended December 31, 2021 and 2020, respectively.

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan invests in various securities including money market funds, mutual funds, the Company stock fund, and commingled funds. Investment securities in general are exposed to various risks; such as interest rates, credit and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan considers individual investment fund balance totaling more than approximately 10% of total net assets available for benefits of the Plan or the Master Trust’s assets to be representative of concentrations of investments. As of December 31, 2021 and 2020, the Plan or the Master Trust had investments of $48,964,588 and $46,774,042, respectively, concentrated in two funds. As of December 31, 2021, and 2020, these investments consisted of approximately 34% and 36% of total net assets available for benefits, respectively.

GLATFELTER 401(k) SAVINGS PLAN
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
DECEMBER 31, 2021

Employer Identification Number: 23-0628360
Plan Number: 017
December 31, 2021
(a)	(b)	(c)	(d)	(e)
*	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Schwab Indexed Retirement Trust Fund 2020	Collective Common Trust	N/A	$4,058,770
	Schwab Indexed Retirement Trust Fund 2025	Collective Common Trust	N/A	7,805,708
	Schwab Indexed Retirement Trust Fund 2030	Collective Common Trust	N/A	9,142,369
	Schwab Indexed Retirement Trust Fund 2035	Collective Common Trust	N/A	6,838,627
	Schwab Indexed Retirement Trust Fund 2040	Collective Common Trust	N/A	5,079,160
	Schwab Indexed Retirement Trust Fund 2045	Collective Common Trust	N/A	1,988,168
	Schwab Indexed Retirement Trust Fund 2050	Collective Common Trust	N/A	2,070,222
	Schwab Indexed Retirement Trust Fund 2055	Collective Common Trust	N/A	1,201,819
	Schwab Indexed Retirement Trust Fund 2060	Collective Common Trust	N/A	297,615
	Vanguard FTSE Social Index Fund Admiral	Mutual Fund	N/A	127,970
	Vanguard Total International Stock Index Fund	Mutual Trust	N/A	3,304,029
	Vanguard Equity Income Admiral Shares	Mutual Fund	N/A	2,406,868
	Vanguard Federal Money Market Fund	Money Market	N/A	10,174,212
	Vanguard Extended Market Index Fund; Institutional Shares	Mutual Fund	N/A	10,767,223
	Goldman Sachs Small/Mid Cap Growth Fund;R6	Mutual Fund	N/A	2,820,264
	Diamond Hill Small-Mid Cap Fund; Y	Mutual Fund	N/A	2,188,570

GLATFELTER 401(k) SAVINGS PLAN
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
DECEMBER 31, 2021

(a)	(b)	(c)	(d)	(e)
*	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*	Glatfelter Corporation	Common stock	N/A	3,215,717
*	Fidelity Intermediate Bond Fund	Mutual Fund	N/A	4,849,710
*	Fidelity Puritan Fund;K	Mutual Fund	N/A	5,439,504
*	Fidelity US Bond Index Fund	Mutual Fund	N/A	1,624,349
*	Fidelity 500 Index Fund	Mutual Fund	N/A	25,599,865
*	Fidelity Government Money Market Fund Premium Class	Money Market	N/A	8,267,762
*	Fidelity Contrafund K6 Fund	Mutual Fund	N/A	23,364,723
*	Participant Loans	4.25% - 6.50%; maturing 2022 through 2034	N/A	745,939
			TOTAL	$143,379,163
*denotes party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GLATFELTER 401(K) SAVINGS PLAN

June 21, 2022	By:	/s/ Eileen L. Beck

Name: Eileen L. Beck
Title: Vice President, Global Human Resources and Administration

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Insero & Co. CPAs, LLP, Independent Registered Public Accounting Firm, filed herewith.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (Nos. 333-62331 and 333-26587) on Form S-8 of Glatfelter Corporation of our report dated June 21, 2022 relating to our audit of the financial statements and supplemental schedule of the Glatfelter 401(k) Savings Plan, which appears in this Annual Report on Form 11-K of Glatfelter 401(k) Savings Plan for the year ended December 31, 2021.

/s/ Insero & Co. CPAs, LLP

Certified Public Accountants
Rochester, New York
June 21, 2022